UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No.  6

SINA Corporation

(Name of Issuer)

Ordinary Shares, par value $0.133

(Title of Class of Securities)

G81477104

(CUSIP Number)

Charles Chao

New-Wave Investment Holding Company Limited

20/F Ideal International Plaza

No. 58 Northwest 4th Ring Road

Haidian District, Beijing, People’s Republic of China

Telephone: +86 10 5898 3007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Lee Edwards

Shearman & Sterling LLP

12th Floor, East Tower, Twin Towers

B-12 Jianguomenwai Dajie

Beijing, People’s Republic of China

+86 10 5922 8000

September 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G81477104

1	Name of Reporting Persons New-Wave Investment Holding Company Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,335,962 ordinary shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,335,962 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,335,962 ordinary shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. G81477104

1	Name of Reporting Persons Charles Chao

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 170,468 ordinary shares

	8	Shared Voting Power 4,335,962 ordinary shares

	9	Sole Dispositive Power 170,468 ordinary shares

	10	Shared Dispositive Power 4,335,962 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,506,430 ordinary shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the statement on Schedule 13D filed on December 7, 2009 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 11, 2009, Amendment No. 2 filed on April 27, 2010, Amendment No. 3 filed on September 16, 2010, Amendment No. 4 filed on January 6, 2011 and Amendment No. 5 filed on June 8, 2011 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to the ordinary shares, par value $0.133 per share (the “Shares”), of SINA Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

Item 4.	Purpose of Transaction.

The following paragraph is hereby inserted immediately preceding “Registration Rights Agreement” in Item 4 of the Schedule 13D:

The Transaction was settled over a period of several trading days ending on September 26, 2012 through the delivery by New-Wave to BANA of 1,272,650 Shares pursuant to the Confirmation.  Accordingly, the transactions contemplated by the Transaction Acknowledgement, the Confirmation and the Pledge Agreement have been completed.

Item 5.	Interest in Securities of the Issuer.

The third paragraph of Item 5 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Charles Chao is the direct owner of 170,468 Shares, representing 0.3% of the Shares outstanding. By virtue of being the director selected by the Management Shareholders, Charles Chao has the power to direct the voting and disposition of 4,335,962 Shares. Accordingly, Charles Chao is the beneficial owner of 4,506,430 Shares, representing 6.8% of the Shares outstanding.

The information set forth below is hereby inserted immediately preceding the fourth paragraph of Item 5 of the Schedule 13D:

Pursuant to the terms of the Transaction, the Transaction was settled by the delivery, over a period of several trading days ending on September 26, 2012, of 1,272,650 Shares to BANA from the collateral account set up for the Transaction.

The fourth paragraph of Item 5 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by New-Wave and Charles Chao is based on 66,532,227 Shares outstanding as of September 27, 2012, as provided by the Company.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Exhibit No.	Description

A*	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B*	Share Subscription Agreement, dated as of September 21, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C**	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D**

Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E*	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

F***	Transaction Acknowledgement and Preliminary Agreement, dated as of September 13, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

G***	Form of the Confirmation between New-Wave Investment Holding Company Limited and Bank of America, N. A.

H****	Form of the Pledge Agreement between New-Wave Investment Holding Company Limited and Bank of America, N. A.

I*****	Transaction Acknowledgement and Preliminary Agreement, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

J*****	Confirmation, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

K*****	Forward Sales Plan (Rule 10b5-1) Addendum, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

L******	Pledge Agreement, dated as of December 31, 2010 among New-Wave Investment Holding Company Limited, Bank of America, N. A and Merrill Lynch, Pierce, Fenner & Smith as custodian

M*******	Transaction Acknowledgement, dated as of June 3, 2011, between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

N*******	Form of the Confirmation between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

O********	Pledge Agreement, dated as of June 3, 2011, among New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

P********	Collateral Account Control Agreement, dated as of June 3, 2011, among New Wave Investment Holding Company Limited, Goldman Sachs Financial Markets, L.P., and The Bank of New York Mellon

*	Filed with Amendment No. 1 to the Initial Schedule 13D.

**	Filed with Amendment No. 2 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

***	Filed with Amendment No. 3 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

****	Filed with Amendment No. 3 to the Initial Schedule 13D.

*****	Filed with Amendment No. 4 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

******	Filed with Amendment No. 4 to the Initial Schedule 13D.

*******	Filed with Amendment No. 5 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

********	Filed with Amendment No. 5 to the Initial Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 28, 2012	NEW-WAVE INVESTMENT HOLDING LIMITED

/s/ Charles Guowei Chao
Signature

Charles Guowei Chao/Director
Name/Title

CHARLES GUOWEI CHAO

/s/ Charles Guowei Chao
Signature

EXHIBIT INDEX

Exhibit No.	Description

A*	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B*	Share Subscription Agreement, dated as of September 21, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C**	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D**

Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E*	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

F***	Transaction Acknowledgement and Preliminary Agreement, dated as of September 13, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

G***	Form of the Confirmation between New-Wave Investment Holding Company Limited and Bank of America, N. A.

H****	Form of the Pledge Agreement between New-Wave Investment Holding Company Limited and Bank of America, N. A.

I*****	Transaction Acknowledgement and Preliminary Agreement, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

J*****	Confirmation, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

K*****	Forward Sales Plan (Rule 10b5-1) Addendum, dated as of December 31, 2010, between New-Wave Investment Holding Company Limited and Bank of America, N. A.

L******	Pledge Agreement, dated as of December 31, 2010 among New-Wave Investment Holding Company Limited, Bank of America, N. A and Merrill Lynch, Pierce, Fenner & Smith as custodian

M*******	Transaction Acknowledgement, dated as of June 3, 2011, between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

N*******	Form of the Confirmation between New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

O********	Pledge Agreement, dated as of June 3, 2011, among New-Wave Investment Holding Company Limited and Goldman Sachs Financial Markets, L.P.

P********	Collateral Account Control Agreement, dated as of June 3, 2011, among New Wave Investment Holding Company Limited, Goldman Sachs Financial Markets, L.P., and The Bank of New York Mellon

*	Filed with Amendment No. 1 to the Initial Schedule 13D.

**	Filed with Amendment No. 2 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

***	Filed with Amendment No. 3 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

****	Filed with Amendment No. 3 to the Initial Schedule 13D.

*****	Filed with Amendment No. 4 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

******	Filed with Amendment No. 4 to the Initial Schedule 13D.

*******	Filed with Amendment No. 5 to the Initial Schedule 13D. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

********	Filed with Amendment No. 5 to the Initial Schedule 13D.